[Letterhead of Luse Gorman Pomerenk & Schick, P.C]

(202) 274-2029	kweissman@luselaw.com

August 10, 2009

Mr. William Friar

Senior Financial Analyst

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Mail Stop 4563

Washington, D.C. 20549

Re:	Cullman Bancorp, Inc.: Amendment No. 2 to Registration
Statement on Form S-1, File No. 333-160167
Response to Comment Letter Dated August 7, 2009

Dear Mr. Friar:

On behalf of Cullman Bancorp, Inc. (the “Company”), the following are responses to comments of the staff of the Securities and Exchange Commission in its comment letter dated August 7, 2009. For ease of reference, the comments have been reproduced below with the responses immediately following.

Registration Statement on Form S-1

General

1.	We note that the Tandy language requested in our comment letter dated July 21, 2009 has not been provided. Please provide the Tandy representations with your next amendment. Also note that the Tandy representations must be made by the company.

The Tandy representations have been made by the Company in its letter dated August 10, 2009, attached hereto.

Summary

Conditions to Completing the Reorganization and Offering

Mr. William Friar

Securities and Exchange Commission

August 10, 2009

2.	We note your response to prior comment 11 and the additional disclosure that has been added to the summary. Please describe what will happen if the plan of reorganization is approved by Cullman Bancorp’s members but the contribution to the charitable foundation is not. Address issues such as:

— the number of shares of common stock that would be outstanding following the offering;

— the percentage of outstanding shares that would be owned by the public and by the mutual holding company;

— whether a new appraisal would be conducted;

— whether subscribers would be resolicited.

The disclosure has been supplemented on page 16, as requested in the comment.

How We Determined to Offer Between…, page 8

3.	We do not believe the disclosure that has been added to the prospectus is responsive to prior comment 16. Therefore, we reissue prior comment 16.

The disclosure has been supplemented on page 11, as requested in the comment.

After Market Performance Information Provided by Independent Appraiser, page 12

4.	In light of the fact that there were no mutual holding company initial public offerings completed between January 1, 2009 and May 29, 2009, please revise the last paragraph on page 13.

The disclosure has been revised on page 13, as requested in the comment.

Benefit Plans

Deferred Incentive Plan, page 143

5.	We note your response to prior comment 45 and the additional disclosure that has been added to this section. However, it does not appear that the 2009 schedule of participation benefits has been filed as an exhibit to the Form S-1. Please file it as an exhibit to your next amendment.

The schedule of participation benefits has been filed as part of Exhibit 10.3, as requested in the comment.

Mr. William Friar

Securities and Exchange Commission

August 10, 2009

The Reorganization and the Stock Offering

Tax Effects of the Reorganization, page 150

6.	We note your response to prior comment 50. However, we are unable to agree with your conclusion that the first sentence of opinion 8 is not based on an assumption. In this regard please see the second sentence of the paragraph following opinion 22. Please revise this section and Exhibit 8.

The legal opinion and the related disclosure in the prospectus at page 155 have been revised as per the comment and our discussion with the staff.

Item 17. Undertakings

7.	Please confirm that this section includes all of the appropriate undertakings required by Item 512 of Regulation S-K. See undertaking (5) in your filing.

We confirm that all the appropriate undertakings required by Item 512 are included. However, the formatting of the undertakings has been adjusted for clarification.

We trust the forgoing is responsive to the staff’s comments. Please note that contemporaneously with the filing of this amendment, the Company has requested acceleration of the effectiveness of the registration statement.

If you have any questions regarding this letter or the amendment, please do not hesitate to contact me at (202) 274-2029 or Robert B. Pomerenk at (202) 274-2011.

Sincerely,

/s/ Kip A. Weissman
Kip A. Weissman

Enclosures

cc:	Michael Seaman, Esq.

Amit Pande, Accounting Branch Chief

Edwin Adames, Staff Accountant

John Riley, President and Chief Executive Officer

Robert B. Pomerenk, Esq.